--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1/A

                      (AMENDMENT NO. 1 -- FINAL AMENDMENT)

                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D/A

                      (AMENDMENT NO. 1 -- FINAL AMENDMENT)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          BUCYRUS INTERNATIONAL, INC.
                           (Name of Subject Company)

                           BUCYRUS ACQUISITION CORP.
             AMERICAN INDUSTRIAL PARTNERS ACQUISITION COMPANY, LLC
                                   (Bidders)

                               ----------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                               ----------------

                                   118902105
                     (CUSIP Number of Class of Securities)

                               ----------------

                             LAWRENCE W. WARD, JR.
                                   PRESIDENT
             AMERICAN INDUSTRIAL PARTNERS ACQUISITION COMPANY, LLC
             C/O AMERICAN INDUSTRIAL PARTNERS CAPITAL FUND II, L.P.
                               ONE MARITIME PLAZA
                                   SUITE 2525
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 788-7354
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidder)

                                    COPY TO:
                              KENTON J. KING, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      FOUR EMBARCADERO CENTER, SUITE 3800
                        SAN FRANCISCO, CALIFORNIA 94111
                                 (415) 984-6400


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
  CUSIP NO. 118902105


-------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Persons

    Bucyrus Acquisition Corp.
    94-3279135
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group
                                                                     (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

    AF

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                         [_]

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

    Delaware

--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

    10,380,713 shares of Common Stock
    (including 1,157,206 shares subject to guarantee of
    delivery)
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
    Certain Shares

--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

    93%
--------------------------------------------------------------------------------

10. Type of Reporting Person

    CO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
  CUSIP NO. 118902105


-------------------------------------------------------------------------------
1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Persons

    American Industrial Partners Acquisition Company, LLC
    94-3279136
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group
                                                                     (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

3.  SEC Use Only
--------------------------------------------------------------------------------

4.  Source of Funds

    OO
--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                         [_]

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

    Delaware

--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

    10,380,713 shares of Common Stock
    (including 1,157,206 shares subject to guarantee of
    delivery)
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
    Certain Shares

--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

    93%
--------------------------------------------------------------------------------

10. Type of Reporting Person

    OO
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
  CUSIP NO. 118902105

--------------------------------------------------------------------------------

1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Persons

    American Industrial Partners Capital Fund II, L.P.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group
                                                                     (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

    OO

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                         [_]

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

    Delaware

--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person

    10,380,713 shares of Common Stock
    (including 1,157,206 shares subject to guarantee of
    delivery)
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
    Certain Shares

--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

    93%
--------------------------------------------------------------------------------

10. Type of Reporting Person

    PN
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
  CUSIP NO. 118902105

--------------------------------------------------------------------------------

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Persons


    American Industrial Partners II, L.P.
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group
                                                                     (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

    OO

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                         [_]

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

    Delaware

--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person*

    10,380,713 shares of Common Stock
    (including 1,157,206 shares subject to guarantee of
    delivery)
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
    Certain Shares

--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)

    93%
--------------------------------------------------------------------------------

10. Type of Reporting Person

    PN
--------------------------------------------------------------------------------

                                 SCHEDULE 14D-1
  CUSIP NO. 118902105

--------------------------------------------------------------------------------

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Persons


    American Industrial Partners Corporation
--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group
                                                                     (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4.  Source of Funds

    OO

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                         [_]

--------------------------------------------------------------------------------

6.  Citizenship or Place of Organization

    Delaware

--------------------------------------------------------------------------------

7.  Aggregate Amount Beneficially Owned by Each Reporting
    Person*

    10,380,713 shares of Common Stock
    (including 1,157,206 shares subject to guarantee of
    delivery)
--------------------------------------------------------------------------------

8.  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
    Certain Shares

--------------------------------------------------------------------------------

9.  Percent of Class Represented by Amount in Row (7)*

    93%
--------------------------------------------------------------------------------

10. Type of Reporting Person

    CO
--------------------------------------------------------------------------------

                                 TENDER OFFER

  This Amendment No. 1 (Final Amendment) constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1/13D (the "Schedule 14D-1/13D") filed with the Securities and Exchange Commission on August 26, 1997 by Bucyrus Acquisition Corp. (the "Purchaser") and American Industrial Partners Acquisition Company, LLC ("Parent"), relating to the offer by the Purchaser to purchase all of the outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock") of Bucyrus International, Inc., a Delaware corporation (the "Company"), at $18.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 26, 1997 (the "Offer to Purchase"), a copy of which is attached to the Schedule 14D-1/13D as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached to the Schedule 14D-1/13D as Exhibit (a)(2). This filing also constitutes Amendment No. 1 (Final Amendment) to the Schedule 13D originally filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, on behalf of each of the Purchaser, Parent, American Industrial Partners Capital Fund II, L.P. ("AIP Capital Fund"), American Industrial Partners II, L.P. ("AIP LP") and American Industrial Partners Corporation ("AIP Corp.") Each of the Purchaser, Parent, AIP Capital Fund, AIP LP and AIP Corp. disclaims beneficial ownership of such Shares.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  Item 6 is hereby amended and supplemented by adding thereto the following:

    (a)-(b) The Offer expired at 12:00 midnight, New York City time, on Tuesday, September 23, 1997. Based on information provided by the Depositary, there were validly tendered and not withdrawn 10,380,713 shares of Common Stock (including 1,157,206 shares subject to guarantee of delivery), or approximately 93% of the issued and outstanding shares of Common Stock on a fully diluted basis. The Shares validly tendered and not withdrawn at such time were accepted for payment. On September 24, 1997, the Purchaser, Parent and the Company issued the joint press release attached hereto as Exhibit (a)(10). On September 26, 1997, the Purchaser and the Company effected a short-form merger pursuant to Section 253 of the Delaware General Corporation Law. Immediately thereafter, the Company filed a Form 15 pursuant to the Securities Exchange Act of 1934, as amended, and concurrently notified the Nasdaq National Market System.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS

  Item 11 is hereby amended and supplemented by adding thereto the following
Exhibit:

    (a)(19) Press Release jointly issued by the Purchaser and the Company, dated September 24, 1997.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 1997

                                          Bucyrus Acquisition Corp.

                                          By:  /s/ Lawrence W. Ward, Jr.
                                             ----------------------------------
                                          Name: Lawrence W. Ward, Jr.
                                          Title: President

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 1997

                                          American Industrial Partners
                                           Acquisition Company, LLC

                                          By:  /s/ Lawrence W. Ward, Jr.
                                             ----------------------------------
                                          Name: Lawrence W. Ward, Jr.
                                          Title: President

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 1997

                                          American Industrial Partners Capital
                                           Fund II, L.P.

                                          By: American Industrial Partners II,
                                            L.P., its general partner

                                          By: American Industrial Partners
                                            Corporation, its general partner

                                          By:  /s/ W. Richard Bingham
                                             ----------------------------------
                                          Name: W. Richard Bingham
                                          Title: President, Treasurer and
                                           Assistant Secretary

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 1997

                                          American Industrial Partners II,
                                           L.P.

                                          By: American Industrial Partners
                                            Corporation, its general partner

                                          By:  /s/ W. Richard Bingham
                                             ----------------------------------
                                          Name: W. Richard Bingham
                                          Title: President, Treasurer and
                                           Assistant Secretary

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 1997

                                          American Industrial Partners
                                           Corporation

                                          By:  /s/ W. Richard Bingham
                                             ----------------------------------
                                          Name: W. Richard Bingham
                                          Title: President, Treasurer and
                                           Assistant Secretary

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                 EXHIBIT
 -------                                -------
 (a)(10) Press Release jointly issued by the Purchaser, Parent and the Company dated September 24 1997.